Exhibit 99.5

SolarBank Announces First Quarter Results

108% increase in revenues to $16.0 million of revenue for the quarter compared to $7.7 million in Q1 2024

361% growth in assets to $181.0 million following Solar Flow-Through Funds Ltd. Acquisition

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 23, 2024 to its short form base shelf prospectus dated May 2, 2023

Toronto, Ontario, November 14, 2024 — SolarBank Corporation (Nasdaq: SUUN) (Cboe CA: SUNN) (FSE: GY2) (“SolarBank” or the “Company”) reports first quarter fiscal 2025 interim financial results. All financial figures are in Canadian dollars and in accordance with International Financial Reporting Standards (IFRS) as presented in the interim consolidated financial statements.

Fiscal Year to Date Highlights (All Amounts are for the Three Month Period)

●	108% increase in revenue to $16.0 million of revenue compared to $7.7 million in 2024;
●	1,099% increase in cash flow from operating activities to $8.1 million compared to $0.7 million in 2024;
●	361% growth in assets to $181.0 million following Solar Flow-Through Funds Ltd. Acquisition, as compared to $39.2 million as at June 30, 2024;
●	Adjusted EBITDA(1) of $2.4 million compared to $0.6 million for 2024;
●	Net income of $0.2 million, or $0.01 per basic share, compared to net income of $2.0 million, or $0.08 per basic share in in 2024. The decrease in net income includes major items below:

○	Depreciation expense of $1.5 million, compared to $22 thousand in 2024
○	Interest expense of $0.8 million following as compared to $0.02 million in 2024;
○	Expense of $1.1 million in professional fees that were higher principally due to the acquisition of Solar Flow-Through Funds Ltd. that closed during the quarter; and
○	Current and deferred income tax expense of $0.8 million, compared to an income tax recovery of $0.04 million in 2024.

●	$45.0 million valued acquisition of Solar Flow-Through Funds Ltd. (“SFF”) completed during the quarter (valuation includes shares that were previously held by the Company).

Dr. Richard Lu, President and CEO of SolarBank commented: “When SolarBank completed its IPO in March 2023 one of the primary goals was growth of the independent power producer (IPP) portfolio. This quarter marked a major milestone with the closing of the SFF acquisition which has a resulted in a significant increase in SolarBank’s IPP assets and recurring revenues. I am expecting another exciting year of growth for SolarBank. I fully agree with Elon Musk’s statement on November 12th – Solar power will be the vast majority of power generation in the future.”

(1)EBITDA and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS, and therefore they may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations of Non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures” in this News Release.

Summary of Quarterly Results (All Amounts are for the Three Month Period)

Quarter Ended	September 30, 2024	September 30, 2023
Statement of Income and Comprehensive Income
Total Revenue	$16,005,321	$7,681,261
Cash flow from operating activities	$8,115,251	$676,858
Adjusted EBITDA (a non-IFRS measure)	$2,423,979	$676,858
Net income	$241,092	$2,125,734
Basic earnings per share	$0.01	$0.08
Diluted earnings per share	$0.01	$0.05

The Company ended the first quarter of fiscal 2025 with $32.8 million in current assets, as compared to $17.6 million in current assets as of year end June 30, 2024. The increase is principally the result of the closing of the acquisition of SFF.

Current liabilities increased from $13.4 million as of year ended June 30, 2024 to $36.1 million in the current quarter, mainly due to an increase in trade and other payables and the current portion of long-term debt.

For complete details please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three months ended September 30, 2024, available on SEDAR+ (www.sedarplus.ca).

The Company notes that the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers and the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline. Further the forecasted MW capacity of a solar project may not be reached. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

Conference Call November 14, 2024 at 4:30PM ET

The Company will review financial results and provide a business update. Interested parties can register for the webinar using the information below:

https://events.teams.microsoft.com/event/5c8f3799-f6e0-4f7f-b881-6d6015e2044a@f90ea049-87a1-4082-95af-7e4e24c02cb4

After registering, you will receive a confirmation email containing information about joining the webinar.

Non-IFRS Financial Measures

The Company has disclosed certain non-IFRS financial measures and ratios in this press, as discussed below. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax expense;

●	Finance costs;

●	Amortization and depreciation.

●	Non-operating income or expenses;

●	Non-recurring gains or losses;

●	Impairment charges or reversals;

●	Listing fees or costs related to equity offerings;

●	Foreign exchange gains or losses

Management believes Adjusted EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses Adjusted EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby Adjusted EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between Adjusted EBITDA and market values to determine the approximate total enterprise value of a Company. Management also believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because it is consistent with the indicators management uses internally to measure the Company’s performance and is an indicator of the performance of the Company’s renewable energy project development and operations.

Adjusted EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. Adjusted EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate Adjusted EBITDA differently.

Three months ended	September 30, 2024	September 30, 2023
	$	$
Net income (loss) per financial statements	241,092	2,038,967
Add:
Depreciation expense	1,507,854	21,978
Interest (income)/expense, net	582,881	(59,088)
Income tax and Deferred income tax expense	805,478	(37,740)
Fair value change (gain)/loss	(618,636)	—
Other (income)/expense	(94,690)	(1,371,837)

Adjusted EBITDA	2,423,979	592,280

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the expected energy production from the solar power projects mentioned in this press release; the megawatt capacity and type of future solar projects; continued growth of the Company; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this press release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of a resurgence of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings. In addition, there are difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given changes in technology and the Company’s business strategy, evolving industry standards, intense competition and government regulation that characterize the industries in which the Company operates.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.